[redacted]

SEC ... MMISSION

10029129

AN... REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response.... 12.00

SEC FILE NUMBER
8- 66940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2009** (MM/DD/YY) AND ENDING **DECEMBER 31, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCOTTISH RE CAPITAL MARKETS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13840 Ballantyne Corporate Place
Suite 500
Charlotte, NC 28277

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
120

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - *if individual, state last, first, middle name*)

100 North Tryon Street, Suite 3800	**Charlotte,**	**NC**	**28246**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Scottish Re Capital Markets, Inc.** as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

State of New York
County of Erie
Subscribed and Sworn to before me
this 19 day of January 2010

Notary Public

KATHRYN T. ZUBLER
Notary Public, State of New York
01ZU6111903
Qualified in Erie County
My Commission Expires June 28, 2012

Notary Public

Signature

Financial & Operations Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scottish Re Capital Markets, Inc.

Financial Statements
and Supplemental Information

Year Ended December 31, 2009

Contents

1001-1119692

Ernst & Young LLP
Suite 3800
100 North Tryon Street
Charlotte, NC 28202

Tel: +1 704 372 6300
Fax: +1 704 331 2073
www.ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Scottish Re Group Limited.

We have audited the accompanying statement of financial condition of Scottish Re Capital Markets, Inc. (the Company, which is an indirect wholly owned subsidiary of Scottish Re Group Limited) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scottish Re Capital Markets, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Scottish Re Capital Markets, Inc. will continue as a going concern. As more fully described in Note 2, Scottish Re Capital Markets, Inc. is an indirect wholly owned subsidiary of Scottish Re Group Limited. Scottish Re Group Limited reported a retained deficit of $3.753 billion at December 31, 2008, and Scottish Re Group Limited's primary operating subsidiary is operating its business in run-off under an Order of Supervision with the Delaware Insurance Department. These conditions raise substantial doubt about Scottish Re Group Limited's ability to continue as a going concern.

Because of the aforementioned conditions relating to Scottish Re Group Limited, and the uncertainties surrounding its plans to address its liquidity needs, Scottish Re Group Limited's actions could have a substantial effect on the Company's assets and continuing operations; therefore, there is also substantial doubt about whether the Company will continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The 2009 financial statements of the Company do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 26, 2010

Scottish Re Capital Markets, Inc.

Statement of Financial Condition

December 31, 2009

Assets		
Cash	$	640,700
	$	640,700
Liabilities and stockholder's equity		
Liabilities:		
Due to related party	$	14,455
		14,455
Stockholder's equity:		
Common stock (1,000 shares authorized; 100 shares issued and outstanding; $0.01 par value)		1
Additional paid-in capital		1,004,588
Retained deficit		(378,344)
Total stockholder's equity		626,245
Total liabilities and stockholder's equity	$	640,700

See accompanying notes.

Scottish Re Capital Markets, Inc.

Statement of Operations

For the Year Ended December 31, 2009

Revenues	
Income	$ –
	–
Expenses	
Compensation and benefits	124,152
Rent	6,000
Consulting and professional fees	55,200
Regulatory expenses	500
Other expenses	3,890
	189,742
Loss before income taxes	(189,742)
Provision for income taxes	–
Net loss	$ (189,742)

See accompanying notes.

Scottish Re Capital Markets, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2009

Ordinary shares		
Beginning of period		100
Shares issued		–
End of period		100
Share capital		
Beginning of period	$	1
Par share capital issued		–
End of period		1
Additional paid-in capital		
Beginning of period		880,436
Capital contributed by parent		124,152
End of period		1,004,588
Retained deficit		
Beginning of period		(188,602)
Net loss		(189,742)
End of period		(378,344)
Total stockholder's equity	$	626,245

See accompanying notes.

Scottish Re Capital Markets, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (189,742)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Due to related party	3,140
Net cash used in operating activities	(186,602)
Cash flows from financing activities	
Capital contribution by parent	124,152
Net cash from financing activities	124,152
Decrease in cash	(62,450)
Cash at beginning of the year	703,150
Cash at the end of the year	$ 640,700
Cash paid for income taxes	$ –

See accompanying notes.

1. Organization

Scottish Re Capital Markets, Inc. (the Company), formerly named Tartan Wealth Management, is a registered broker-dealer with the Securities and Exchange Commission (SEC) in the State of North Carolina and a member of the Financial Industry Regulatory Authority (FINRA). The Company received its FINRA approval for membership on November 14, 2005.

The Company assists smaller primary life insurers to securitize the reserve requirements for their subscale blocks of Regulation XXX business. Either alone or through an alliance with an investment banking firm, the Company advises in the sourcing, structuring and distribution of the securities. The Company conducts the above business via private placements of securities. The Company is wholly owned by Scottish Holdings, Inc. (the Parent), which is wholly owned by Scottish Annuity & Life Insurance Company (Cayman) Ltd., which is ultimately owned by Scottish Re Group Limited (SRGL) and its shareholders (Pink Sheets: SKRRF).

The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

2. Summary of Significant Accounting Policies

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Going Concern

These financial statements have been prepared using accounting principles applicable to a going concern, which contemplate the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. On a consolidated basis, SRGL incurred a net loss of $2,710 million for the year ended December 31, 2008, and had a retained deficit of $3,753 million as of December 31, 2008. SRGL experienced substantial declines in the fair value of its invested assets during 2008, which contributed to deteriorating financial performance and a worsening liquidity and capital position. Due to these worsening conditions, SRGL's principal insurance subsidiary, Scottish Re (U.S.), Inc. (SRUS), experienced significant stress on its statutory capital position. As a result, SRUS requested and received approval from the Delaware Department of Insurance (the Department) for a permitted statutory accounting practice (the Permitted Practice), as of September 30, 2008, related to credit for reinsurance ceded to certain unauthorized affiliated reinsurers. In connection with SRUS' receipt of the Permitted Practice, SRUS consented to the issuance by the Department on January 5, 2009, of an Order of Supervision against SRUS (the Order of Supervision), in accordance with 18 Del. C. §5942. The

2. Summary of Significant Accounting Policies (continued)

Order of Supervision, which subsequently was amended and replaced with an Extended and Amended Order of Supervision, dated April 3, 2009 (the Amended Order), requires, among other things, that SRUS obtain the Department's prior consent to any transaction by SRUS outside the ordinary course of business or with its affiliates, to make certain payments or incur certain debts, obligations or liabilities in any transaction of $1,000,000 or greater (provided that this limitation generally does not apply to the payment of claims, premiums and other reinsurance settlements with third parties); to engage in new business; or to commute, novate, amend or otherwise change any existing reinsurance contract or treaty.

SRGL's ability to continue as a going concern is dependent upon its ability to successfully meet its obligations in a manner that addresses the ongoing regulatory requirements and capital, liquidity and collateral needs of SRGL and its principal subsidiaries. In the event that for any reason, SRUS fails to comply with the Amended Order, or in the event the financial condition of SRUS materially was to deteriorate, the Department may take action to seize control of SRUS under applicable insurance law. Such a seizure would place with the Department control of all SRUS management decisions, including with respect to controlling cash flows, settling claims and paying other obligations. It is expected in such a circumstance that the primary objective of the Department would be to protect the interests of the policyholders and ceding insurers with whom SRUS has contracted and would not be to protect the interests of SRGL, its shareholders, or any of its affiliates including the Company. A seizure of SRUS would have numerous consequences, including potentially triggering ceding company recapture rights on reinsurance agreements with SRUS. Such a seizure also could lead to the need for SRGL to seek bankruptcy protection. Based upon management's preliminary analysis, in the event of bankruptcy, SRGL may not have sufficient funds to pay creditors or the ability to execute an orderly run-off strategy. Because of the aforementioned conditions relating to SRGL and its affiliates, potential actions of SRGL or the Department could have a substantial impact on the Company's assets and continuing operations. Therefore, there is also substantial doubt about whether the Company will continue as a going concern.

Throughout 2009, SRGL and its subsidiaries took a number of steps and entered into a number of transactions aimed at stabilizing the consolidated group and mitigating the potential for further regulatory action at SRUS. In addition, SRGL and its subsidiaries experienced significant recoveries during 2009 in the market values of their invested assets. Throughout this period management of SRGL and SRUS has maintained an open dialogue with the Department relative not only to SRUS' compliance with the Amended Order, but also to corporate reporting timelines, material transactions, and the liquidity and capital positions within SRGL and SRUS.

2. Summary of Significant Accounting Policies (continued)

These financial statements do not give effect to any adjustments to recorded amounts and their classification, which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities and commitments in other than the normal course of business and at amounts different from those reflected in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Expense Recognition

Expenses are recognized as they are incurred.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. The Company considers investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

Income Taxes

Income taxes are recorded in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred income tax assets and liabilities are recognized that reflect the net tax effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using enacted tax rates. A valuation allowance is applied to deferred tax assets if it is more likely than not that all, or some portion, of the benefits related to the deferred tax assets will not be realized.

2. Summary of Significant Accounting Policies (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's policy for recording interest and penalties associated with uncertain tax positions is to record such items as a component of income tax expense (on a going forward basis excluding the initial amount noted above). At December 31, 2009, the Company had no tax contingencies and there were no interest and penalties included in income taxes for the year ended December 31, 2009.

3. Related Party Transactions

The Company shares office space and personnel with its Parent, for which it is charged a monthly fee. For the period ended December 31, 2009, rental and payroll expenses amounted to $6,000 and $124,152, respectively. Payroll expenses incurred were recorded as a capital contribution, as its Parent paid these expenses on the Company's behalf and forgave the payment due from the Company. In addition, for the period ending December 31, 2009, the Company had an intercompany payable of $14,455 related to rent, audit and other recurring expenses.

4. Income Taxes

The Company files a consolidated income tax return which includes the Company and its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return and takes into consideration tax settlements between the Company and its Parent. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

The Company incurred no federal or state income tax expense for the period ended December 31, 2009.

4. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has a noncurrent deferred tax asset of $905,516 as of December 31, 2009. There are no deferred tax liabilities. At December 31, 2009, the Company believes that it is more likely than not that they will not realize the benefit of all gross deferred tax assets in future years. Accordingly, a full valuation allowance is recorded.

The change in the valuation allowance for the year ended December 31, 2009 is $108,017. This is based on $64,512 for the tax effect of the current year net operating loss and $43,505 for the tax effect of revisions to the Company's analysis of its GAAP to tax differences. The deferred tax asset increased by $108,017.

At December 31, 2009, the Company had net operating loss carry-forwards of $2,663,281 for income tax purposes that will expire in years 2023 – 2030.

The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory Federal income tax rate to income before income taxes. The valuation allowance adjustment causes this difference.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. As of December 31, 2009, the Company remained subject to examination for the years 2006 – 2009.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $613,245, which was $513,245 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

6. Subsequent Events

The Company has evaluated subsequent events through February 26, 2009, the date that the financial statements were issued.

Supplemental Information

Scottish Re Capital Markets, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2009

Computation of net capital		
Total stockholder's equity	$	626,245
Total stockholder's equity qualified for net capital		626,245
Nonallowable assets:		
Total nonallowable assets		–
Net capital before other deductions and/or charges		626,245
Other deductions and/or charges		13,000
Net capital	$	613,245
Computation of alternative net capital requirement		
Minimum net capital requirement of 6 2/3% of aggregate indebtedness or $100,000, whichever is greater	$	100,000
Excess net capital	$	513,245
Total aggregate indebtedness	$	14,455
Ratio of aggregate indebtedness to net capital		0.02 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009 Part IIA FOCUS filing.

Schedule II

Scottish Re Capital Markets, Inc.

Statement Regarding Rule 15c3-3

December 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

1001-1119692

Ernst & Young LLP
Suite 3800
100 North Tryon Street
Charlotte, NC 28202

Tel: +1 704 372 6300
Fax: +1 704 331 2073
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

Stockholder and Board of Directors
Scottish Re Capital Markets, Inc.

In planning and performing our audit of the financial statements of Scottish Re Capital Markets, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2010